Exhibit 2.1

ASSET PURCHASE AGREEMENT

BY AND BETWEEN

SASSY 14, LLC

AND

HAMCO, INC.

Dated as of December 15, 2017

TABLE OF CONTENTS

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TABLE OF CONTENTS

Section 7.6	Assignability	25
Section 7.7	Waivers and Amendments	25
Section 7.8	Third-Party Rights	25
Section 7.9	Entire Agreement	25
Section 7.10	Severability	26
Section 7.11	Press Releases and Public Announcements	26
Section 7.12	Specific Enforcement	26

EXHIBITS

Exhibit A:     Form of Escrow Agreement

Exhibit B:     Form of Bill of Sale

Exhibit C:     Form of Assignment and Assumption Agreement

Exhibit D:     Form of Intellectual Property Agreement

Exhibit E:     Form of Employment Agreement

Exhibit F:     Form of Consulting Agreement

Exhibit G:     Form of Press Release

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ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (the “Agreement”) is made and entered into as of 11:59 p.m. on the 15th day of December, 2017, by and between SASSY 14, LLC, a Delaware limited liability company (“Seller”), and HAMCO, INC., a Louisiana corporation (“Purchaser”).

W I T N E S S E T H:

WHEREAS, Seller is engaged in the business of designing, manufacturing, marketing, importing, selling and distributing various types of infant developmental toys, bath toys and feeding and care products through Seller’s “Sassy” line of business (the “Business”) (the parties acknowledging and agreeing that neither the “Angelcare” line of baby bath products nor the Seller's or its affiliates' baby monitor, diaper pail or other lines of business form a part of the Business); and

WHEREAS, Seller desires to sell and transfer to Purchaser certain of its assets, rights and properties relating to the Business, and Purchaser desires to purchase such assets, rights and properties and has agreed to assume certain liabilities of Seller relating to the Business, in each case in the manner and upon the terms and conditions hereinafter set forth;

NOW, THEREFORE, in consideration of the mutual covenants, agreements, representations and warranties contained in this Agreement, and intending to be legally bound thereby, the parties hereto hereby agree as follows:

ARTICLE I
ASSET PURCHASE

Section 1.1     Purchased Assets. Upon the terms and subject to the conditions set forth in this Agreement, Seller sells, conveys, transfers, assigns and delivers to Purchaser, and Purchaser accepts and purchases from Seller, all of the right, title and interest of Seller in, to and under the following assets, rights and properties of Seller (collectively, the “Purchased Assets”, which shall in no event include the Excluded Assets (as hereinafter defined)), free and clear of all liens, encumbrances, charges, security interests, pledges and claims of any kind whatsoever (“Liens”) other than Permitted Liens (for purposes of this Agreement, “Permitted Liens” means: (i) Liens for taxes or assessments not yet due and payable; (ii) Liens imposed by Law (as hereinafter defined), such as Liens of carriers, warehousemen, mechanics, materialmen and landlords, and other similar Liens incurred in the ordinary course of business consistent with past practices for sums that are not overdue; and (iii) as to any leased or licensed assets or properties, rights of the lessors or licensors thereof);

(a)     Inventory. All of the inventory of finished goods used or held for use in connection with the Business (including all closeout, excess and slow moving and prepaid inventory) (the “Inventory”), together with all labels, inserts, supplies, packaging, purchase contracts and orders for the same, and all bills of lading, trust receipts, warehouse receipts and other documents of title of whatever kind and description to the extent relating to the foregoing, other than the following: (i) any damaged Inventory; (ii) any items of Inventory that have not been classified by Seller as first quality; (iii) any Inventory that does not meet generally accepted industry standards for first quality goods; and (iv) any Inventory consisting of Disney-licensed goods (all Inventory to be transferred to the Purchaser pursuant to this Section 1.1(a), the "Eligible Inventory");

(b)     Intellectual Property. All of the following used solely in the Business: (i) patents and patent applications; (ii) copyrights and copyright applications; (iii) trademarks, trademark applications, service marks, logos, trade names, slogans, brands and all similar rights to names and any and all variations thereof, together with all applications for any of the foregoing; (iv) internet domain names, whether or not trademarks, registered in any top-level domain by any authorized private registrar or governmental authority, web addresses, web pages, websites and related content, accounts with Twitter, Facebook and other social media companies and the content found thereon and related thereto, and URLs; (v) product-related inventions, discoveries, improvements, processes, methods, designs, data and drawings and product and process specifications; (vi) product-related artwork, screens, films, samples and moulds and product-related test procedures, product-related specifications, trade secrets, confidential information, know-how and ideas, whether patentable or not; (vii) product-related technical information and related data; and (viii) all goodwill to the extent associated with any of the foregoing and all rights to use the same (collectively, the “Intellectual Property”);

(c)     Licenses. All licenses, sublicenses and other assignments or permissions of Seller with respect to all active product programs and all closeout Inventory included within the Eligible Inventory, each of which is set forth on Schedule 1.1(c) (the “Licenses”);

(d)     Business Records, Marketing Materials and Certain Related Assets. To the extent (i) in Seller’s possession at its Grand Rapids, Michigan office and (ii) used solely in the Business or related solely to the Purchased Assets, the originals or copies of the following: books, records, manuals and other materials: product-related advertising materials, catalogues, price lists, mailing lists, lists of customers, lists of suppliers, distribution lists, photographs, production data, marketing materials, sales and promotional materials, purchasing materials; product specifications; product manufacturing and quality control records and procedures; product-related blueprints, research and development files; product cost accounting records; and current product sales order files;

(e)     Phone and Fax Numbers. All telephone and facsimile numbers of Seller relating solely to the Business, as set forth on Schedule 1.1(e);

(f)     Tangible Personal Property. All furniture, fixtures, equipment, machinery, tools, moulds, vehicles, office equipment, supplies, computers, telephones and other tangible personal property set forth on Schedule 1.1(f) (the “Tangible Personal Property”);

(g)     Prepayments. All credits, prepaid royalties, prepaid expenses, deferred charges, advance payments, security deposits, funds advanced to customers and suppliers or otherwise arising out of the operation of the Business set forth on Schedule 1.1(g);

(h)     Certain Rights. All guarantees, warranties, indemnities and similar rights in favor of Seller with respect to any Purchased Assets, to the extent assignable;

(i)     Claims. All rights to causes of action, lawsuits, judgments, claims and demands of any nature available to or being pursued by Seller to the extent relating to the ownership, use, function or value of the Purchased Assets, whether arising by way of counterclaim or otherwise, to the extent assignable, other than any such actions, lawsuits, judgments, claims and demands that relate to Excluded Assets or Excluded Liabilities (as hereinafter defined); and

(j)     Goodwill. All goodwill relating to the Purchased Assets and the Business.

Section 1.2     Excluded Assets. Seller will retain and not transfer, and Purchaser will not purchase or acquire any of the following assets, rights or properties of Seller (collectively, the “Excluded Assets”): (a) any of Seller’s assets, rights or properties that are not expressly identified herein as Purchased Assets, including all trade accounts receivable and other rights to receive payment arising out of sales occurring in the conduct of the Business on or prior to the Closing Date (as hereinafter defined); and (b) without limiting the generality of the immediately preceding clause (a), (i) any of Seller’s rights to causes of action, lawsuits, judgments, claims or demands of any nature available to Seller relating to the Excluded Assets or the Excluded Liabilities and (ii) any of Seller’s or its affiliates’ assets, rights or properties related to Seller’s or its affiliates’ “Angelcare” line of baby bath products, or its or its affiliates’ baby monitor, diaper pail or other lines of business.

Section 1.3        Assumption of Certain Obligations and Liabilities.

(a)     Assumed Liabilities. On the terms and subject to the conditions set forth herein, and in consideration of the sale, conveyance, transfer, assignment and delivery of the Purchased Assets by Seller to Purchaser as provided in Section 1.1 hereof, at the Closing (as hereinafter defined), Purchaser shall assume, discharge, perform, fulfill and be responsible for only the following liabilities of Seller (collectively, the “Assumed Liabilities”): (i) all open purchase orders relating to Eligible Inventory, moulds, tooling and other Purchased Assets; (ii) liabilities in respect of the Assumed Contracts (as hereinafter defined) set forth on Schedule 3.1(j) (but only to the extent that such liabilities thereunder are required to be performed after the Closing Date, were incurred in the ordinary course of business and do not relate to any failure to perform, improper performance, warranty or other breach, default or violation by Seller on or prior to the Closing Date, including all obligations related to Licenses for shipments to customers subsequent to the Closing Date); and (iii) the liabilities in respect of Hired Employees referred to in Section 4.8(b). Purchaser shall pay and satisfy all Assumed Liabilities in due course.

(b)     Excluded Liabilities. Except for, as applicable, the Assumed Liabilities, Purchaser shall not assume or be liable for any liabilities, obligations or commitments of Seller relating to the operation of the Business or the ownership of the Purchased Assets on or prior to the Closing Date, including the following: (i) any trade accounts payable arising in the conduct of the Business on or prior to the Closing Date; (ii) any chargebacks resulting from shipping errors or for agreed allowances and discounts for shipments to customers on or prior to the Closing Date; (iii) any royalty minimums or shortfalls arising under License Agreements dated January 1, 2015 entered into between Disney Consumer Products, Inc. and Seller expiring on December 31, 2017; and (iv) any amounts owed by Seller to Disney Consumer Products & Interactive Media, Inc. in connection with any audit (regardless of when conducted or settled) of Seller relating to any periods on or prior to the Closing Date (all liabilities, obligations or commitments of Seller other than Assumed Liabilities are referred to herein as “Excluded Liabilities”). Seller shall pay and satisfy all Excluded Liabilities in due course.

Section 1.4     Consent of Third Parties. Notwithstanding anything contained in this Agreement, this Agreement shall not constitute an agreement to assign or transfer any instrument, contract, lease, permit, approval, license or other agreement or undertaking or any claim, right or benefit arising thereunder or resulting therefrom if an assignment or transfer or an attempt to make such an assignment or transfer without the consent of a third party would constitute a breach or violation thereof or affect adversely the right of Purchaser or Seller thereunder, and any transfer or assignment to Purchaser by Seller of any interest under any such instrument, contract, lease, permit or other agreement or undertaking that required the consent of a third party shall be made subject to such consent or approval being obtained. In the event any such consent or approval has not been obtained prior to the Closing, Seller and Purchaser shall use commercially reasonable efforts to obtain any such approval or consent as quickly as practicable after the Closing. Until any such consent is obtained, Seller and Purchaser will cooperate in any reasonable and lawful arrangement designed to give to Purchaser the interest of Seller in the benefits under any such instrument, contract, lease, permit, approval, license or other agreement or undertaking, including performance by Seller as agent, provided that, Purchaser shall pay or otherwise satisfy the corresponding liabilities for the enjoyment of such benefit to the extent Purchaser would have been responsible therefor hereunder if such consent or approval had been obtained. Nothing in this Section 1.4 shall be deemed to constitute an agreement to exclude from the Purchased Assets any assets described under Section 1.1.

Section 1.5     Incorporation of Schedules and Exhibits. The Schedules and Exhibits attached to this Agreement form an integral part of this Agreement. Each capitalized term used in the Schedules hereto, which is not otherwise defined therein, has the meaning ascribed or referred to in this Agreement. In some instances, the information called for by this Agreement may be provided by cross-reference, or other reference, from one Schedule to another Schedule. Disclosure of any contract or other matter in the Schedules, whether or not in response to a requirement contained in this Agreement to schedule material matters, matters constituting a Material Adverse Effect (as hereinafter defined), a material adverse effect or matters exceeding a specific monetary threshold, shall not be deemed to be an admission that such contract or other matter is or could be material, constitutes or could constitute a Material Adverse Effect, a material adverse effect or necessarily will exceed such threshold. In addition, disclosure of any matter in any Schedule shall constitute disclosure for purposes of any other Schedule to the extent that it is reasonably apparent from reading such disclosure that such disclosure would also be included in such other Schedule.

ARTICLE II
PURCHASE PRICE; PAYMENTS; ADJUSTMENTS

Section 2.1     Purchase Price. The aggregate purchase price for the Purchased Assets shall be $6,520,000, subject to adjustment for the amount of any Post-Closing Adjustment (as hereinafter defined) pursuant to Section 2.3 (as so adjusted, the “Purchase Price”), plus the assumption of the Assumed Liabilities. The Purchase Price payable at Closing shall be paid as set forth in Section 2.2.

Section 2.2     Closing Payments.

(a)     The Purchase Price, less the Escrow Amount (as hereinafter defined), shall be paid at the Closing by wire transfer of immediately available funds to an account designated in writing by Seller to Purchaser prior to the Closing.

(b)     At the Closing, Purchaser shall deposit $455,000 (the “Escrow Amount”) with an escrow agent reasonably acceptable to Seller and Purchaser (the “Escrow Agent”), pursuant to an escrow agreement substantially in the form attached hereto as Exhibit A (the “Escrow Agreement”), which Escrow Amount shall be held and distributed in accordance with the terms of the Escrow Agreement to satisfy (i) any adjustments to the Purchase Price in favor of Purchaser pursuant to Section 2.3(h) and (ii) any and all claims made by Purchaser or any other Purchaser Indemnitees against Seller pursuant to Article VI and which are determined to be payable by Seller to Purchaser or any other Purchaser Indemnitees.

Section 2.3     Post-Closing Adjustment.

(a)     Promptly following the Closing, representatives of Seller and Purchaser shall conduct (or cause to be conducted) a physical count of the Eligible Inventory as of the Closing Date. All Eligible Inventory shall be valued as of immediately following the Closing Date at Seller’s standard costs for such items, in a manner consistent with Seller’s past practices for determining standard costs, as set forth on Schedule 2.3(a). In determining Seller’s standard costs, all finished goods shall be valued at cost of acquisition, plus any applicable freight, duty and broker’s fees incurred in the procurement process.

(b)     As soon as practicable, but no later than thirty (30) days after the completion of such Eligible Inventory count, Seller shall prepare and deliver to Purchaser a statement (the “Closing Adjustment Statement”) setting forth in reasonable detail Seller’s good faith calculation of the Eligible Inventory and the value thereof (the “Closing Adjustment Computations”) and the amount of any Post-Closing Adjustment determined by Seller. For purposes hereof, the “Post-Closing Adjustment” shall be equal to the following: (i) zero, if the Eligible Inventory, including the value thereof, as set forth in the Final Closing Adjustment Statement (as hereinafter defined) (the “Final Eligible Inventory”) is equal to or greater than $2,801,311 (the “Target Floor”) but less than or equal to $3,401,311 (the “Target Ceiling”); (ii) if the Final Eligible Inventory exceeds the Target Ceiling, then equal to the amount by which the Final Eligible Inventory exceeds the Target Ceiling, which amount shall be payable by Purchaser to Seller in accordance with Section 2.3(h); or (iii) if the Final Eligible Inventory is less than the Target Floor, then equal to the amount by which the Final Eligible Inventory is less than the Target Floor, which amount shall be payable by Seller to Purchaser in accordance with Section 2.3(h).

(c)     If Purchaser disagrees in good faith with any of the Closing Adjustment Computations as set forth in the Closing Adjustment Statement, then Purchaser may deliver to Seller a written notice of such objection no later than thirty (30) days after the date on which Seller delivered the Closing Adjustment Statement to Purchaser, which notice (such notice, an “Objection”) shall specify, in reasonable detail, both the nature of each disputed item (each a “Disputed Item”) and the basis for the dispute. Failure by Purchaser to deliver an Objection within such thirty (30)-day period will be deemed to be Purchaser’s acceptance of the Closing

Adjustment Statement, including the resulting Post-Closing Adjustment, as the Final Closing Adjustment Statement. The parties shall attempt in good faith to reach agreement resolving all Disputed Items set forth in the Objection within thirty (30) days after its delivery. If the parties are unable to resolve any or all such Disputed Items within such thirty (30)-day period, then the parties shall, promptly after the expiration of such period, submit for resolution all unresolved Disputed Items (each, an “Unresolved Item”) to the Grand Rapids, Michigan office of BDO USA, LLP (the “Accountants”).

(d)     Promptly, but no later than thirty (30) days after its acceptance of its appointment as the Accountants, the Accountants shall determine only the Unresolved Items and shall render a written determination (the “Accountants’ Determination”) to Purchaser and Seller as to the resolution of each Unresolved Item and the resulting Closing Adjustment Computations, as applicable. In providing for its determination of any Unresolved Item, the Accountants shall: (i) act as experts and not arbiters to calculate, based solely on the written submission of Purchaser, on the one hand, and Seller, on the other hand, and not based upon independent investigation, the Unresolved Items and such disputed Closing Adjustment Computations, as the case may be, resulting therefrom; (ii) not assign a value to such item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party; (iii) rule only on the Objections reasonably raised by the parties, accepting all other aspects of the Closing Adjustment Statement; and (iv) have no right, authority or discretion to employ any accounting or valuation methodology, practice, standard or principles except for those provided for herein. The parties hereto agree that all adjustments shall be made without regard to materiality. Furthermore, the Accountants shall be instructed and agree to: (x) be bound by the applicable terms of this Agreement, including the definitions set forth herein; and (y) establish a process and timeline for resolution of the Unresolved Items set forth in the Objection so that the Accountants’ Determination is delivered to the parties within thirty (30) days after the submission of the Unresolved Items to the Accountants. The Accountants shall certify as to their compliance with (x) and (y) in the immediately foregoing sentence in the Accountants’ Determination. The Accountants will have exclusive jurisdiction over, and resort to the Accountants as provided in this Section 2.3(d) will be the sole recourse and remedy of, the parties against one another with respect to any disputes arising out of, or relating to, any of the Closing Adjustment Computations. The Accountants’ Determination will be conclusive and binding on the parties and will be enforceable in a court of competent jurisdiction.

(e)     Each party shall cooperate with, and make available to, the other party and its representatives all records and shall permit access to its facilities and personnel, in each case, as reasonably required in connection with the preparation and analysis of the Closing Adjustment Statement and the resolution of any disputes with respect thereto.

(f)     Seller shall pay a portion of the fees and expenses of the Accountants equal to one hundred percent (100%) multiplied by a fraction, the numerator of which is the dollar amount of Unresolved Items submitted to the Accountants that are resolved in favor of Purchaser (that being the difference between the Accountants’ Determination and Seller’s determination) and the denominator of which is the total dollar amount of Unresolved Items submitted to the Accountants (that being the sum total by which Purchaser’s determination and Seller’s determination differ from the Accountants’ Determination). Purchaser shall pay that portion of the fees and expenses of the Accountants that Seller is not required to pay pursuant to the foregoing.

(g)     As used herein, the term “Final Closing Adjustment Statement” means: (i) the Closing Adjustment Statement if Purchaser does not deliver an Objection in accordance with Section 2.3(c); (ii) if Purchaser timely delivers an Objection and all of the Disputed Items are resolved by agreement of the parties, then the Closing Adjustment Statement, as amended, if necessary, to reflect such resolution of all Disputed Items; or (iii) if any Unresolved Items are submitted to the Accountants, then the Closing Adjustment Statement, as amended, if necessary, to reflect any resolution of any Disputed Items by agreement of the parties and the resolution of all Unresolved Items by the Accountants as set forth in the Accountants’ Determination.

(h)     Except as otherwise provided herein, any payment of the finally-determined Post-Closing Adjustment as set forth in the Final Closing Adjustment Statement shall be (i) due within five (5) business days after the date on which the Closing Adjustment Statement becomes the Final Closing Adjustment Statement as provided in this Section 2.3 and (ii) paid by wire transfer of immediately available funds to such account as is directed by Purchaser or Seller, as the case may be. If such Post-Closing Adjustment is determined pursuant to Section 2.3(b)(ii), then Purchaser shall pay to Seller an amount equal to such Post-Closing Adjustment, but if such Post-Closing Adjustment is determined pursuant to Section 2.3(b)(iii), then Seller shall pay to Purchaser an amount equal to such Post-Closing Adjustment. Any payment of the Post-Closing Adjustment owed by Seller to Purchaser shall be paid first by the Escrow Agent from the Escrow Amount, to the extent thereof, pursuant to the terms of the Escrow Agreement, with any shortfall in such Post-Closing Adjustment to paid by Seller. The amount of any Post-Closing Adjustment shall bear no interest.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

Section 3.1     Representations and Warranties of Seller. As a material inducement to enter into this Agreement and to enter into or accept all other documents to be executed and delivered to Purchaser by Seller in connection with this Agreement (collectively, the “Ancillary Documents”), Seller represents and warrants to Purchaser as follows, and acknowledges and confirms that Purchaser is relying upon such representations and warranties in connection with the execution, delivery and performance of this Agreement, notwithstanding any investigation made by Purchaser or on its behalf:

(a)     Organization and Standing. Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Seller is duly qualified to do business as a foreign limited liability company and is in good standing under the laws of the State of Michigan. Seller has all requisite limited liability company power and authority to execute, deliver and perform this Agreement and the Ancillary Documents, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. Seller has all necessary limited liability company power and authority to own, lease and operate its properties and conduct the Business as it is currently being conducted. For purposes of this Agreement, “Material Adverse Effect” means an effect which is materially adverse to the Purchased Assets taken as a whole; provided, however, that in determining whether a Material Adverse Effect has occurred, there shall be excluded any effect to the extent attributable to or resulting from: (i) any change in economic conditions in the industry in which the Business operates (but only to the extent that the effect of any such change on the Purchased Assets is not materially different from the effect on comparable businesses); (ii) any change in currency rates; (iii) any change in any Law generally affecting the industry in which the Business operates; or (iv) any actions expressly required to be taken pursuant to or in accordance with this Agreement.

(b)     Authorization and Binding Effect. The execution, delivery and performance of this Agreement and the Ancillary Documents by Seller have been duly authorized by the board of managers or comparable governing body of Seller, and this Agreement and the Ancillary Documents constitute the legal, valid and binding obligation of Seller enforceable in accordance with their respective terms, except as may be limited by bankruptcy, reorganization, insolvency and other similar Laws or equitable principles relating to or affecting the enforcement of rights of creditors generally. All other limited liability company proceedings required by the certificate of formation or limited liability company agreement of Seller or otherwise for the execution and delivery of this Agreement and the Ancillary Documents, and for the consummation of the transactions contemplated hereby and thereby, have been duly taken.

(c)     No Violation. The execution, delivery and performance by Seller of this Agreement do not and will not: (i) contravene or breach or constitute a default under any term or provision of the certificate of formation or limited liability company agreement of Seller; (ii) constitute a violation of any statute, ordinance, judgment, order, decree, regulation or rule of any court, governmental authority or arbitrator or any license, permit or franchise applicable or relating to the Business or the Purchased Assets; or (iii) result in the creation of any Lien upon any of the Purchased Assets pursuant to the provisions of any of the foregoing. No governmental approval or governmental consent is required to be obtained by Seller in connection with the execution and delivery of this Agreement and the transactions contemplated hereby.

(d)     Insurance. As of the date hereof and immediately prior to the Closing, the Business and the Purchased Assets are insured against such hazards and liabilities, under such coverages and in such amounts, as are customarily maintained by prudent companies similarly situated and under policies issued by insurers of recognized responsibility. Such policies are in full force and effect, all premiums due thereon have been paid, and Seller has complied in all material respects with the terms and provisions thereof. Except for workers’ compensation and medical insurance claims arising in the ordinary course of business, there are no claims pending or, to the knowledge of Seller, threatened under any of said policies in respect of the Business, and no disputes with underwriters are pending or, to the knowledge of Seller, threatened. Seller has not been refused any insurance with respect to the Business by any insurance carrier to which it has applied for insurance or with which it has carried insurance during the past three (3) years.

(e)     Litigation and Compliance.

(i)     There is no action, suit, claim or proceeding pending or, to the knowledge of Seller, threatened with respect to the Purchased Assets or with respect to the transactions contemplated by this Agreement.

(ii)     Seller is in compliance with, and is not in default or violation under, and, to the knowledge of Seller, no valid basis exists for any claim of noncompliance, default or violation with respect to, any Law with respect to the Purchased Assets, except for such failures to be in compliance, defaults or violations that, individually or in the aggregate, would not be reasonably expected to result in a Material Adverse Effect. For purposes of this Agreement, “Law” shall mean any federal, state or local law (including common law), rule, regulation or governmental requirement of any kind, and the rules, regulations, guidelines, directives and orders promulgated thereunder. Seller is not subject to any judgment, order or decree entered in any lawsuit or proceeding that has or may have a Material Adverse Effect.

(f)     Taxes. There are no tax Liens (other than Permitted Liens) upon, pending against or, to the knowledge of Seller, threatened against Seller in respect of, the Purchased Assets.

(g)     Consents and Approvals. Except as specified in Schedule 3.1(g), the execution, delivery and performance of this Agreement and the Ancillary Documents by Seller, and the consummation by Seller of the transactions contemplated hereby and thereby, do not require any notice to, action of, filing with, or consent, authorization, order or approval from, any Person. For purposes of this Agreement, “Person” shall mean an individual, partnership, corporation, business trust, limited liability company, limited liability partnership, joint stock company, trust, unincorporated association, joint venture or other entity or a court, administrative agency or other federal, state, local, municipal, foreign or other governmental or quasi-governmental authority or agency of any nature.

(h)     Absence of Changes or Events. Since May 1, 2017, except as set forth on Schedule 3.1(h), Seller has not:

(i)     waived or released in writing any right of substantial value relating to the Purchased Assets;

(ii)     received any notice of termination of any Assumed Contract;

(iii)     received written notification of a violation of any Law applicable to the Purchased Assets;

(iv)     instituted, settled or agreed to settle any litigation, legal action, proceeding or arbitration related in any way to the Purchased Assets;

(v)     permitted, allowed or suffered any of the Purchased Assets to be subjected to any mortgage, pledge, lien, encumbrance, restriction or charge of any kind, other than Permitted Liens or any other Lien that will be released at or prior to the Closing; or

(vi)     entered into, or agreed to enter into, any agreement or arrangement granting any right to purchase or acquire any other right with respect to any of the Purchased Assets (other than the sale of inventory) or requiring the consent of any party to the transfer or assignment of the Purchased Assets.

(i)     Inventory. All Eligible Inventory was acquired and has been maintained in accordance with the regular business practices of Seller and has been, and as of the Closing will be, valued at Seller’s standard costs for such items (in a manner consistent with Seller’s past practices for determining standard costs). Seller is not in possession of any Inventory not owned by Seller, including goods already sold. None of the items included in the Eligible Inventory include (i) any damaged Inventory; (ii) any items of Inventory that have not been classified by Seller as first quality; or (iii) any Inventory that does not meet generally accepted industry standards for first quality goods. All items of Eligible Inventory meet or exceed all applicable standards specified by the United States Consumer Products Safety Commission and other consumer product and safety Laws, and Seller is otherwise in compliance with the requirements of all such Laws in the conduct of the Business. All items of Eligible Inventory for active and ongoing programs of the Business that were purchased by Seller for a specific Significant Customer (as hereinafter defined) meet or exceed all standards specified by such Significant Customer.

(j)     Contracts. Schedule 3.1(j) lists all purchase orders, work orders, Licenses, contracts, agreements and other arrangements, including all amendments thereto, which relate directly to or represent the Assumed Liabilities (collectively, the “Assumed Contracts”), all of which are valid and binding obligations of the respective parties thereto, enforceable in accordance with their respective terms, are in full force and effect and, except as set forth on Schedule 3.1(j), are validly assignable to Purchaser without the consent of any other Person. Seller has no understandings or arrangements, whether oral or written and whether or not legally enforceable, with parties (other than customers, suppliers and licensors) that are material to the Purchaser’s ownership and use of the Purchased Assets after the Closing that have not previously been disclosed to Purchaser in writing.

(k)     Intellectual Property. Set forth on Schedule 3.1(k) are all patents and patent applications, registered copyrights and copyright applications, registered trademarks and trademark applications, service marks, logos, trade names, slogans and brands included within the Intellectual Property. Since May 1, 2017, except as set forth on Schedule 3.1(k), Seller has not received written notice of any claim and no claims are pending or, to the knowledge of Seller, threatened by any Person as to the use of any such Intellectual Property or challenging or questioning the validity or effectiveness of any state or federal registration of the Intellectual Property. Purchaser acknowledges and agrees that, notwithstanding anything contained in this Agreement, other than the foregoing sentence, the Intellectual Property is being sold on an “as is where is” basis.

(l)     Product Warranties; Product Liability. Except for warranties under applicable Law or as otherwise set forth on Schedule 3.1(l), (i) Seller has made no warranties, express or implied, written or oral, with respect to the products designed, manufactured, marketed, imported, sold or distributed by Seller of the type included in the Eligible Inventory and (ii) there is no claim pending or, to the knowledge of Seller, threatened against it under any warranty with respect to any such product. To the knowledge of Seller, Seller has no liability to any Person arising out of any injury to individuals or property as a result of the ownership, possession or use of any such product.

(m)     Customers. Schedule 3.1(m) sets forth: (i) the names and addresses of all customers of the Business that ordered products and goods from Seller with respect to the

Business with an aggregate value for each such customer of $25,000 or more during the twelve-month period ended September 30, 2017 (collectively, the “Significant Customers”); and (ii) the amount for which each such customer was invoiced during such period. Except as set forth on Schedule 3.1(m), since May 1, 2017, Seller has not received any notice, nor does Seller have knowledge, that any Significant Customer, has ceased, or will cease, to purchase those types of products included in current and active programs for such Significant Customer or will substantially reduce the purchase of those types of products included in current and active programs for such Significant Customer.

(n)     Suppliers; Raw Materials. Schedule 3.1(n) sets forth: (i) the names and addresses of all suppliers to the Business from which Seller ordered raw materials, supplies, merchandise and other goods and product-related services for use in the Business with an aggregate purchase price for each such supplier of $25,000 or more during the twelve-month period ended September 30, 2017; and (ii) the amount for which such supplier invoiced Seller during such period. Except as set forth on Schedule 3.1(n), since May 1, 2017, Seller has not received any written notice, nor does Seller have knowledge, that there has been any material adverse change in the price of such raw materials, supplies, merchandise or other goods or that any such supplier will not sell raw materials, supplies, merchandise and other goods to Purchaser at any time after the Closing Date on terms and conditions substantially similar to those used in its current sales to Seller, subject to general and customary price increases, including those related to currency fluctuations.

(o)     Rebates. Except as set forth on Schedule 3.1(o), Seller has not entered into, or offered to enter into, any agreement, contract, commitment, mark-down, buy-in, co-op or other arrangement (whether written or oral) pursuant to which Seller is or will be obligated to make any rebates, discounts, promotional allowances or similar payments or arrangements to any customer of the Business.

(p)     Title to Purchased Assets. Except as set forth on Schedule 3.1(p), Seller has good and valid title to, or a valid leasehold interest in, all Tangible Personal Property, free and clear of any Liens other than Permitted Liens.

(q)     Brokers. Seller has not employed any investment banker, broker or finder in connection with the transactions contemplated hereby, other than D.A. Davidson Investment Banking.

Section 3.2     Representations and Warranties of Purchaser. As a material inducement to enter into this Agreement and to enter into or accept the Ancillary Documents to be executed and delivered to Seller by Purchaser in connection with this Agreement, Purchaser represents and warrants to Seller as follows, and acknowledges and confirms that Seller is relying upon such representations and warranties in connection with the execution, delivery and performance of this Agreement, notwithstanding any investigation made by Seller or on its behalf:

(a)     Due Organization. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Louisiana. Purchaser has all requisite corporate power and authority to execute, deliver and perform this Agreement and the Ancillary Documents, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. Purchaser has all necessary corporate power and authority to own, lease and operate its properties and conduct its business as it is currently being conducted.

(b)     Authorization and Binding Effect. The execution, delivery and performance of this Agreement and the Ancillary Documents by Purchaser have been duly authorized by the board of directors of Purchaser, and this Agreement and the Ancillary Documents constitute the legal, valid and binding obligation of Purchaser enforceable in accordance with their respective terms, except as may be limited by bankruptcy, reorganization, insolvency and other similar Laws or equitable principles relating to or affecting the enforcement of rights of creditors generally. All other corporate proceedings required by the articles of incorporation or bylaws of Purchaser or otherwise for the execution and delivery of this Agreement and the Ancillary Documents, and for the consummation of the transactions contemplated hereby and thereby, have been duly taken.

(c)     No Violation. The execution, delivery and performance by Purchaser of this Agreement do not and will not: (i) contravene or breach or constitute a default under any term or provision of the articles of incorporation or bylaws of Purchaser; or (ii) constitute a violation of any statute, ordinance, judgment, order, decree, regulation or rule of any court, governmental authority or arbitrator or any license, permit or franchise applicable to Purchaser. No governmental approval or governmental consent is required to be obtained by Purchaser in connection with the execution and delivery of this Agreement and the transactions contemplated hereby.

(d)     Brokers. Purchaser has not employed any investment banker, broker or finder in connection with the transactions contemplated hereby.

(e)     Consents and Approvals. Except for the consent of Purchaser’s lender, which has previously been obtained, the execution, delivery and performance of this Agreement and the Ancillary Documents by Purchaser, and the consummation by Purchaser of the transactions contemplated hereby and thereby, do not require any notice to, action of, filing with, or consent, authorization, order or approval from, any Person.

ARTICLE IV
ADDITIONAL COVENANTS AND AGREEMENTS

Section 4.1     All Reasonable Efforts. Each of the parties hereto agrees to use commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper and advisable under applicable Law to consummate and make effective the transactions contemplated by this Agreement. If at any time after the Closing any further action is reasonably necessary or desirable to carry out the purposes of this Agreement, including the execution of additional instruments, the parties to this Agreement shall take all such reasonably necessary action.

Section 4.2     Misdirected Payments. Following the Closing, to the extent that Purchaser or its affiliates receives any checks, cash or other form of payment that is the property of Seller (after giving effect to the transactions contemplated hereby), Purchaser shall promptly send the same to Seller. Following the Closing, to the extent that Seller or its affiliates receives any checks, cash or other form of payment that is the property of Purchaser (after giving effect to the transactions contemplated hereby), Seller shall promptly return the same to Purchaser.

Section 4.3     Taxes. Each of Seller and Purchaser shall pay, in a timely manner, fifty percent (50%) of all sales, transfer, documentary, stamp and use taxes, if any, arising out of the transfer or conveyance of the Purchased Assets to Purchaser hereunder.

Section 4.4     Confidentiality. In consideration of the benefits of this Agreement to Seller and in order to induce Purchaser to enter into this Agreement, Seller hereby covenants and agrees that, through and after the Closing, Seller and its affiliates shall keep confidential and not disclose to any other Person or use for their own benefit or the benefit of any other Person any confidential or proprietary information regarding the Business. The obligation of Seller under this Section 4.4 shall not apply to information which is or becomes generally available to the public without breach of the commitment provided for in this Section 4.4 or is required to be disclosed by Law or any order or regulation of any governmental authority; provided, however, that in any such case, Seller shall notify Purchaser as early as reasonably practicable prior to disclosure to allow Purchaser to take appropriate measures to preserve the confidentiality of such information.

Section 4.5     Non-Competition and Non-Solicitation.

(a)     For a period of five (5) years commencing on the Closing Date (the “Restricted Period For Toys”), Seller shall not, nor permit any of its affiliates to, directly or indirectly: (i) engage in or assist others in engaging in the business of designing, manufacturing, marketing, importing, selling or distributing toys, including developmental and bath toys (the "Toy Business"), in any capacity, including as a partner, shareholder, member, employee, principal, agent, trustee or consultant, in any geographic area served by the Business as of the Closing Date (the “Restricted Territory For Toys”); (ii) have a direct or indirect financial interest in any Person that engages in the Toy Business in the Restricted Territory For Toys; or (iii) intentionally induce or encourage, or intentionally cause, any actual or prospective client, customer, supplier or licensor of the Seller's Toy Business (including any existing or former client or customer of Seller and any Person that becomes a client or customer of such business following Purchaser's acquisition of the Purchased Assets as contemplated by this Agreement), or any other Person who has a business relationship with the Seller's Toy Business, to terminate or modify any such actual or prospective relationship.

(b)     For a period of two (2) years commencing on the Closing Date, Seller shall not, nor permit any of its affiliates to, directly or indirectly:  (i) engage in or assist in engaging in the business of designing, manufacturing, marketing, importing, selling or distributing any product set forth on Schedule 4.5(b) (the “Products Business”), in any capacity, including as a partner, shareholder, member, employee, principal, agent, trustee or consultant, in the United States of America (the “Restricted Territory”); (ii) have a direct or indirect financial interest in any Person that engages in the Products Business in the Restricted Territory; or (iii) intentionally induce or encourage, or intentionally cause, any actual or prospective client, customer, supplier or licensor of the Seller’s Products Business (including any existing or former client or customer of Seller and any Person that becomes a client or customer of such business following Purchaser’s acquisition of the Purchased Assets as contemplated by this Agreement), or any other Person who has a business relationship with the Seller's Products Business, to terminate or modify any such actual or prospective relationship.

(c)     Notwithstanding the foregoing, (i) Seller or any of its affiliates may own, directly or indirectly, solely as an investment, less than five percent (5%) of any class of securities of any Person traded on any national securities exchange, provided Seller or any such affiliate is not a controlling Person of, or a member of a group which controls, any such Person and (ii)  Seller and its affiliates may continue to design, manufacture, market, import, sell and distribute Seller’s and its affiliates’ “Angelcare” line of baby bath products and its or its affiliates’ baby monitor products, diaper pail products and any other products in its or its affiliates’ other lines of business, except that the designing, manufacturing, marketing, importing, selling or distributing of Seller’s affiliates’ playmat product is prohibited in the Restricted Territory.

(d)     During the Restricted Period For Toys, Seller shall not, nor permit any of its affiliates to, directly or indirectly, hire or solicit any employee of the Business who is offered employment by Purchaser concurrently with the Closing, or encourage any such employee to leave such employment or hire any such employee who has left such employment, except pursuant to a general advertisement or solicitation which is not directed specifically to any such employees, including advertisements or solicitations through newspapers, trade publications, job boards, periodicals, radio or internet database, or efforts by any recruiting or employment agencies.

(e)     Seller acknowledges that a breach or threatened breach of this Section 4.5 would give rise to irreparable harm to Purchaser, for which monetary damages would not be an adequate remedy, and Seller hereby agrees that, in the event of a breach or a threatened breach by Seller or any of its affiliates of any such obligations, Purchaser shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction.

(f)     Seller acknowledges that the restrictions contained in this Section 4.5 are reasonable and necessary to protect the legitimate interests of Purchaser and constitute a material inducement to Purchaser to enter into this Agreement and consummate the transactions contemplated by this Agreement. In the event that any covenant contained in this Section 4.5 should ever be adjudicated to exceed the time, geographic, product or service or other limitations permitted by applicable Law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product or service or other limitations permitted by applicable Law. The covenants contained in this Section 4.5 and each provision hereof are severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.

Section 4.6     Provision of Services. Seller shall, during the period commencing December 16, 2017 and ending January 31, 2018, provide to Purchaser, from Seller’s location at

3729 Patterson Avenue SE, Kentwood, Michigan 49512, certain agreed upon services, in consideration of the sum of $95.00 per day.

Section 4.7     Grand Rapids Warehouse. The parties acknowledge and agree that any Eligible Inventory or other goods of Purchaser held after the Closing Date at the Classic Transportation & Warehousing facility located at 5357 52nd Street, Suite D/E, Grand Rapids, Michigan 49512 (the “Warehouse”) shall be held or shipped, as the case may be, no later than April 15, 2018, including the transfer of any such Eligible Inventory or other goods to Purchaser’s facilities in Compton, California, solely at the cost of Purchaser. Any other charges incurred for the use of the Warehouse by Seller or its affiliates shall be at the sole cost and expense of Seller or such affiliate. Without limiting the generality of the foregoing, the parties acknowledge and agree that Purchaser shall have no liability or obligation for any costs or expenses arising from or related to the termination of Seller’s agreement for use of the Warehouse or abandonment of the Warehouse or for any severance or other compensation arising from the termination of any personnel employed for service at the Warehouse.

Section 4.8     Employee Matters and Employee Benefits.

(a)     Purchaser or an affiliate of Purchaser shall offer to hire, as of the effective time of the Closing, all employees of Seller listed on Schedule 4.8 (the “Eligible Employees”), contingent on each Eligible Employee’s completion of I-9 and E-Verify processes in a manner reasonably satisfactory to Purchaser and compliant with applicable Law (such Eligible Employees who, after the Closing, are employed by Purchaser or an affiliate of Purchaser being referred to herein as the “Hired Employees”). Nothing in this Agreement shall be construed to create a right in any Eligible Employee to employment or retention by Purchaser or any of its affiliates for any specific period of time, and, subject to any agreement between any such Eligible Employee and Purchaser or any of its affiliates, the employment or retention of each Eligible Employee who is employed or retained by Purchaser or any of its affiliates after the Closing shall be on an “at-will” basis.

(b)     Effective as of the effective time of the Closing, Purchaser shall, or shall cause an affiliate of Purchaser to, cause each employee benefit plan, program or arrangement (other than Purchaser’s or its affiliates’ 401(k) retirement plan or, solely with respect to any applicable waiting or minimum service period, Purchaser’s  group health plan) maintained by Purchaser or an affiliate of Purchaser in which any Hired Employee is or becomes eligible to participate, if any, to (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such Hired Employees, except to the extent such pre-existing conditions, exclusions or waiting periods applied under any employee benefit plan, program or arrangement maintained by Seller in effect immediately prior to the Closing, and (ii) treat the prior service of each such employee with Seller as service rendered to Purchaser for all purposes (including for vacation accrual, vesting, eligibility and level of benefit purposes), but only to the extent that such service crediting does not violate any applicable Law or result in duplication of benefits for the same period of service.  Notwithstanding the foregoing, if any Hired Employee is required to satisfy any waiting or minimum service period before obtaining medical coverage under Purchaser’s group health plan, then Purchaser shall reimburse each such Hired Employee for the excess cost, if any, for such Hired Employee to obtain medical coverage pursuant to COBRA during such period over the applicable employee cost of coverage under the group health plan of Purchaser.  Consistent with clause (ii) of this Section 4.8(b), Purchaser agrees to assume any and all liabilities for the accrued, but unused, vacation owed by Seller to the Hired Employees at the time of Closing. Such liability shall be accounted for in Purchaser’s offers of employment to the Eligible Employees. All such offers shall include language stating that the Purchaser will provide each Eligible Employee with an amount of vacation equal to the amount of accrued, but unused, vacation the Eligible Employee has remaining with Seller at the time of Closing.

(c)     With respect to fully-insured health and welfare benefits such as medical, prescription drug, dental, vision, short-term disability, long-term disability, group term life and accidental death and dismemberment benefits and workers’ compensation benefits, Seller shall remain responsible for any premiums due and owing for coverage for any periods on or prior to the Closing Date.

(d)     The provisions of this Section 4.8 are for the sole benefit of the parties hereto and nothing herein, whether express or implied, is intended or shall be construed to confer upon or give to any Person (including, for the avoidance of doubt, any employee of Seller), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (including, with respect to the matters provided for in this Section 4.8) under or by reason of any provision of this Agreement.

(e)     Except as otherwise required by applicable law, Seller and Purchaser intend that the transactions contemplated by this Agreement should not be treated as a separation, termination or severance of employment with respect to any Hired Employee for purposes of any benefit plan, program or arrangement maintained, sponsored, contributed to or required to be contributed to by Seller that provides for separation, termination or severance benefits.

(f)     Seller shall be responsible for all obligations and liabilities, if any, under the Worker Adjustment and Retraining Notification Act of 1988 and under all local and state Laws similar thereto, including any obligations to provide notices, payments or benefits required thereunder and any liabilities for penalties resulting from violation of any requirement thereof as a result of the failure of Seller to comply with the terms of this Agreement or the actions or inactions of Seller on or prior to the Closing Date.

ARTICLE V
CLOSING

Section 5.1     The Closing. The purchase and sale (the “Closing”) of the Purchased Assets provided for in this Agreement shall take place simultaneously with the execution and delivery hereof, but with effect as of 11:59 p.m., Eastern time, on the Closing Date, and shall be effected by the execution and delivery of documents by such combination of facsimile, electronic mail and original documents as the parties may mutually determine. The date on which the Closing occurs shall be referred to herein as the “Closing Date.”

Section 5.2     Deliveries by Seller. At Closing, Seller shall deliver to Purchaser the following:

(a)     a bill of sale for all of the Purchased Assets that are tangible personal property, in the form of Exhibit B attached hereto, executed by Seller (the “Bill of Sale”);

(b)     an assignment and assumption agreement effecting the assignment to, and assumption by, Purchaser of the Purchased Assets and the Assumed Liabilities, in the form of Exhibit C attached hereto, executed by Seller (the “Assignment and Assumption Agreement”);

(c)     an assignment transferring all of Seller’s right, title and interest in and to the Intellectual Property to Purchaser, in the form of Exhibit D attached hereto, executed by Seller (the “Intellectual Property Assignment”);

(d)     the Escrow Agreement, executed by Seller;

(e)     an employment agreement between Susan Hinshaw and Purchaser, substantially in the form of Exhibit E attached hereto, executed by Ms. Hinshaw (the “Employment Agreement”);

(f)     an independent contractor/consulting agreement between Randy Hinshaw and Purchaser, substantially in the form of Exhibit F attached hereto, executed by Mr. Hinshaw (the “Consulting Agreement”); and

(g)     the consents and approvals noted with an asterisk on Schedule 3.1(g) and Schedule 3.1(j).

 The documents to be delivered hereunder by or on behalf of Seller on the Closing Date shall be in form and substance reasonably satisfactory to Purchaser and its counsel.

Section 5.3     Deliveries by Purchaser. At Closing, Purchaser shall deliver to Seller the following:

(a)     the Purchase Price less the Escrow Amount (which Escrow Amount Purchaser shall deliver to the Escrow Agent pursuant to the Escrow Agreement);

(b)     the Assignment and Assumption Agreement, executed by Purchaser;

(c)     the Intellectual Property Assignment, executed by Purchaser;

(d)     the Escrow Agreement, executed by Purchaser;

(e)     the Employment Agreement, executed by Purchaser;

(f)     the Consulting Agreement, executed by Purchaser; and

(g)     the Press Release (as hereinafter defined).

The documents to be delivered hereunder by or on behalf of Purchaser on the Closing Date shall be in form and substance reasonably satisfactory to Seller and its counsel.

ARTICLE VI
INDEMNIFICATION

Section 6.1     Survival. The representations and warranties in this Agreement and the Ancillary Documents shall survive the Closing until the date that is one (1) year after the Closing Date, except that any claim for fraud or willful misrepresentation shall survive forever and the representations and warranties set forth in Sections 3.1(a), (b), (c), (p) and (q) and Section 3.2 (the “Fundamental Representations”) shall survive in perpetuity subject to any applicable statute of limitations (each such time period, as applicable, is referred to as the “Survival Period”); provided, however, that any representation or warranty in respect of which indemnity may be sought under this Article VI, and the indemnity with respect thereto, shall survive the time at which it would otherwise terminate pursuant to this Article VI if written notice of the breach thereof giving rise to such right of indemnity shall have been given to the party against whom such indemnity may be sought prior to the expiration of the applicable Survival Period. All covenants and agreements of the parties contained in this Agreement and the Ancillary Documents which by their terms do not contemplate performance after the Closing shall terminate as of the Closing Date, and all covenants and agreements of the parties contained in this Agreement or the Ancillary Documents which by their terms contemplate performance after the Closing shall survive for the period so specified or until they are otherwise terminated or performed in accordance with their respective terms.

Section 6.2     Agreement of Seller to Indemnify Purchaser. Subject to the terms and conditions of this Article VI, Seller agrees to indemnify, defend and hold harmless Purchaser and its officers, directors, shareholders, other affiliates, employees and agents (collectively, the “Purchaser Indemnitees”), on a dollar for dollar basis, from, against, for and in respect of any and all demands, claims, actions or causes of action, assessments, losses, damages, liabilities, costs and expenses (including reasonable costs of investigation and defense and reasonable attorneys’ fees and expenses, but excluding any consequential damages, punitive damages, incidental damages, exemplary damages, moral damages, multiplied damages or damages calculated based on any multiple, lost revenues, diminution of value, lost opportunities, loss of profits or other similar damages) (collectively, “Losses”) asserted against, imposed upon or incurred by Purchaser Indemnitees by reason of, resulting from, based upon or arising out of:

(a)     the breach of any representation or warranty of Seller contained in or made pursuant to this Agreement or any Ancillary Document; the parties acknowledging and agreeing that, for purposes of determining the amount of any Losses by reason of, resulting from, based upon or arising out of such breach, any such representation or warranty that is qualified by “taken as a whole”, “Material Adverse Effect”, “material adverse effect”, “materiality”, “materially”, “material” or “material respect” shall be read and given effect with the benefit of such qualifier contained therein;

(b)     the breach of any covenant or agreement of Seller contained in or made pursuant to this Agreement or any Ancillary Document;

(c)     any Excluded Asset; or

(d)     any Excluded Liability.

Section 6.3     Agreement of Purchaser to Indemnify Seller. Subject to the terms and conditions of this Article VI, Purchaser agrees to indemnify, defend and hold harmless Seller and its officers, directors, shareholders, other affiliates, employees and agents (collectively, the “Seller Indemnitees”), on a dollar for dollar basis, from, against, for and in respect of any and all Losses asserted against, imposed upon or incurred by Seller Indemnitees by reason of, resulting from, based upon or arising out of:

(a)     the breach of any representation or warranty of Purchaser contained in or made pursuant to this Agreement or any Ancillary Document;

(b)     the breach of any covenant or agreement of Purchaser contained in or made pursuant to this Agreement or any Ancillary Document; or

(c)     any Assumed Liability.

Section 6.4     Certain Limitations. The indemnification provided for in Section 6.2 shall be subject to the following limitations:

(a)     Seller shall not be liable to the Purchaser Indemnitees for indemnification under Section 6.2(a) until the aggregate amount of all Losses in respect of indemnification under Section 6.2(a) exceeds $32,500 (the “Deductible”), in which event Seller shall be required to pay or be liable for only the amount of such Losses in excess of the Deductible. The aggregate amount of all Losses for which Seller shall be liable pursuant to Section 6.2(a) shall not exceed the amount of $3,250,000, plus the amount of the Post-Closing Adjustment determined pursuant to Section 2.3(b)(ii), or minus the amount of the Post-Closing Adjustment determined pursuant to Section 2.3(b)(iii), as the case may be.

(b)     Notwithstanding the provisions of Section 6.4(a), Seller shall not be liable to the Purchaser Indemnities for indemnification in connection with Section 3.1(i) for any individual Loss that, together with separate but substantially similar or related Losses arising out of the same or substantially similar general circumstances, does not exceed $6,500.

(c)     Notwithstanding the foregoing, the limitations set forth in Section 6.4(a) and Section 6.4(b) shall not apply to Losses by reason of, resulting from, based upon or arising out of any breach of any representation or warranty contained in any Fundamental Representation.

Section 6.5     Procedures for Indemnification.

(a)     As used herein, the term “Indemnitor” means the party against whom indemnification hereunder is sought, and the term “Indemnitee” means the party seeking indemnification hereunder.

(b)     Promptly after receipt by the Indemnitee of notice of commencement of any suit or proceeding (including a binding arbitration or an audit by any taxing authority) or notice of any claim or demand from a third party against the Indemnitee that may give rise to an indemnification obligation under this Article VI (a “Third-Party Claim”), the Indemnitee will give notice to the Indemnitor in writing of (and in reasonable detail regarding) such Third-Party

Claim, together with the estimated amount thereof (if known). Failure to give prompt notice of a Third-Party Claim shall not affect the indemnification obligations hereunder except to the extent that actual and material prejudice to the defense of such claim is established by the Indemnitor.

(c)     The Indemnitor shall have the right to assume the defense (at the Indemnitor’s expense) of any such claim, without admitting liability therefor, through counsel of the Indemnitor’s own choosing by so notifying the Indemnitee in writing within thirty (30) days of the first receipt by the Indemnitor of such notice from the Indemnitee; provided, however, that any such counsel shall be reasonably satisfactory to the Indemnitee. The Indemnitee shall have the right to employ separate counsel in such claim and participate in the defense thereof, but the fees and expenses of such counsel (other than expenses reasonably incurred prior to the Indemnitor’s assumption of the defense) shall be at the expense of the Indemnitee unless: (i) the Indemnitor has agreed to pay such expenses; (ii) the Indemnitor has failed to assume the defense within thirty (30) days of receipt of written notice thereof and employ counsel reasonably satisfactory to the Indemnitee; or (iii) the named parties in any such claim (including any impleaded parties) include the Indemnitee and the Indemnitor, and the Indemnitee shall have been advised by counsel that either: (x) there is reasonably likely to be one or more legal defenses available to it which are different from or in addition to those available to the Indemnitor; or (y) a conflict of interest is reasonably likely to exist if such counsel represents the Indemnitee and the Indemnitor; provided, however, that: (1) if the Indemnitee notifies the Indemnitor in writing that it elects to employ separate counsel in the circumstances described in clause (i), (ii) or (iii) above, then the Indemnitor shall not have the right to assume the defense thereof and such counsel shall be at the reasonable expense of the Indemnitor, and Indemnitor may elect to participate in such defense at any time at its own expense; and (2) the Indemnitor shall not, in connection with any one such claim or separate but substantially similar or related claims in the same jurisdiction arising out of the same general allegations or circumstances, be responsible hereunder for the fees and expenses of more than one such firm of separate counsel (in addition to any local counsel), which counsel shall be designated by the Indemnitee.

(d)     Notwithstanding the foregoing, if the Indemnitee determines in good faith that there is a reasonable probability that a Third-Party Claim may materially and adversely affect it other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, the Indemnitee may, by written notice to the Indemnitor, assume the exclusive right (subject to Indemnitor’s right to employ separate counsel with respect to such matter at its own expense) to defend, compromise or settle such Third-Party Claim, but the Indemnitor will not be bound by any determination of any Third-Party Claim so defended for the purposes of this Agreement or any compromise or settlement effected without its prior written consent (which may not be unreasonably withheld or delayed), notwithstanding any other provision of this Agreement.

(e)     A claim for indemnification for any matter not involving a Third-Party Claim may be asserted by written notice (and in reasonable detail) to the Indemnitor from whom indemnification is sought together with the estimated amount thereof (if known), subject to the other provisions of this Article VI. If the Indemnitor does not notify the Indemnitee within thirty (30) days following its receipt of such notice that the Indemnitor disputes its liability to the Indemnitee hereunder, then such claim specified by the Indemnitee in such notice shall be conclusively deemed a liability of the Indemnitor, and the Indemnitor shall pay the amount of such liability to the Indemnitee on demand or, in the case of any such notice in which the amount of the claim (or any portion thereof) is estimated, on such later date when the amount of such claim (or such portion thereof) becomes finally determined.

Section 6.6     Settlement of Third-Party Claims. No settlement of a Third-Party Claim involving the asserted liability of the Indemnitee under this Article VI shall be made without prior written consent by or on behalf of the Indemnitee, which consent shall not be unreasonably withheld or delayed, unless: (i) there is no finding or admission of any violation of Law or any violation of the rights of any Person by the Indemnitee and no material adverse effect on any other claims then pending against the Indemnitee; and (ii) the sole relief provided is monetary damages that are paid in full by the Indemnitor.

Section 6.7     Investigations. The respective representations and warranties of the parties contained in this Agreement or in any Ancillary Document delivered by either party at the Closing and the rights to indemnification set forth in this Article VI shall not be deemed waived or otherwise affected by any investigation made by either party hereto. Purchaser confirms that (i) it has conducted due diligence investigations of the Business and the Purchased Assets and (ii) it does not have actual knowledge of any matter for which it would be entitled to seek recovery under this Article VI as of the date hereof.

Section 6.8     Tax Treatment. Any indemnity payments made pursuant to this Article VI will be treated by the parties hereto as an adjustment to the Purchase Price for income tax purposes to the maximum extent permitted by applicable Law.

Section 6.9     Exclusive Remedies. Subject to Section 4.5 and Section 7.12, the parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims (other than claims arising from fraud, criminal activity or willful misconduct on the part of a party hereto in connection with the transactions contemplated by this Agreement) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in this Article VI. Nothing in this Section 6.9 shall limit any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled or to seek any remedy on account of any Person’s fraudulent, criminal or intentional misconduct.

Section 6.10     Tax Effect. Notwithstanding anything contained herein, the parties acknowledge that any net tax benefit actually realized in the taxable year in which a Loss occurs by an Indemnitee as a result of the incurrence or payment of Losses shall be taken into account in the calculation of the Losses incurred or suffered by such Indemnitee.

Section 6.11     Retroactive Effect. There shall be no indemnification with respect to any Losses, to the extent relating to the Purchased Assets, arising as a consequence of the retroactive effect on the Purchased Assets, to any period of time prior to the Closing, of any Laws issued, promulgated, approved or entered into at any time subsequent to the Closing.

Section 6.12     Subrogation. Whenever an Indemnitor shall make payment in full of any claim pursuant to this Agreement to an Indemnitee with respect to a claim as to which said Indemnitee would have a claim for recovery against one or more third Persons, the Indemnitor shall be subrogated to the extent of such payment to all the rights of the Indemnitee against said third party or parties with respect to the subject matter underlying such indemnification claim, and the Indemnitee shall execute and deliver such writings as may be reasonably requested by the Indemnitor to secure such rights, including the execution and delivery of such writings as may be reasonably necessary to enable the Indemnitor effectively to bring action to enforce such rights.

Section 6.13     Mitigation. Purchaser shall take, and shall cause all Purchaser Indemnitees to take, all reasonable steps to mitigate any Losses and Seller shall take, and shall cause all Seller Indemnitees to take, all reasonable steps to mitigate any Losses.

ARTICLE VII
MISCELLANEOUS

Section 7.1     Expenses. Except as otherwise provided herein, Seller, on the one hand, and Purchaser, on the other hand, shall bear their respective expenses, costs and fees (including attorneys’ fees) in connection with the transactions contemplated hereby, including the preparation, execution and delivery of this Agreement and compliance herewith.

Section 7.2     Interpretation.

(a)     When a reference is made in this Agreement to a Section or Article, such reference shall be to a Section or Article of this Agreement unless otherwise clearly indicated to the contrary.

(b)     The descriptive headings of this Agreement are for convenience only and shall not control or affect the meaning or construction of any provision of this Agreement.

(c)     Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(d)     The words “hereof”, “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and Article, Section, Exhibit and Schedule references are to the Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified.

(e)     The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning. The recitals to this Agreement form an integral part of this Agreement.

(f)     A reference to any party to this Agreement or any other agreement or document shall include such party’s successors and permitted assigns.

(g)     The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

(h)     Any reference in this Agreement to the “knowledge” of Seller means the actual knowledge of Sylvie Dumais, Randy Hinshaw or Susan Hinshaw.

Section 7.3     Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon confirmation of receipt) by delivery in person, by facsimile, e-mail (followed by overnight courier) or by registered or certified mail (postage prepaid, return receipt requested) to the intended recipient as follows:

If to Seller:

Sassy 14, LLC

c/o Le Holding Angelcare Inc.

201 boulevard de l’Industrie

Local 104

Candiac, Quebec

J5R 6A6

Attn: Sylvie Dumais and Sylvain Toutant

E-mail: sdumais@angelcarebaby.com and josyltoots@gmail.com

Fax: (450) 462-9993

with a copy (which shall not constitute notice to Seller) to:

Lapointe Rosenstein Marchand Melançon LLP

1 Place Ville Marie
Suite 1300
Montreal, Quebec

H3B 0E6

Attn: Norman A. Rishikof

E-mail: norman.rishikof@lrmm.com

Fax: (514) 925-5033

If to Purchaser:

Physical address:

Hamco, Inc.
916 South Burnside Avenue

Gonzales, Louisiana 70737

Attn: Mr. E. Randall Chestnut, President

E-mail: rchestnut@crowncrafts.com

Fax: (225) 647-9112

or

Mailing address:

Hamco, Inc.
P.O. Box 1028

Gonzales, Louisiana 70707

Attn: Mr. E. Randall Chestnut, President

E-mail: rchestnut@crowncrafts.com

Fax: (225) 647-9112

with a copy (which shall not constitute notice to Purchaser) to:

Rogers & Hardin LLP

2700 International Tower

229 Peachtree Street, NE

Atlanta, Georgia 30303

Attn: Jody L. Spencer, Esq.

E-mail: jspencer@rh-law.com

Fax: (404) 230-0972

Either party hereto may change the address to which notices, requests, claims, demands and other communications hereunder are to be delivered by giving the other parties hereto notice in the manner herein set forth.

Section 7.4     Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement. Executed by counterparts may be delivered by facsimile transmission or by other electronic communication.

Section 7.5     Governing Law; Waiver of Jury Trial.

(a)     This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to principles of conflicts of laws. Except for any claim arising out of or relating to Section 2.3 or Section 4.5, any controversy or claim arising out of or relating to this Agreement, or any breach hereof, shall be finally and exclusively settled by arbitration in New York, New York, administered by the American Arbitration Association under its Commercial Arbitration Rules, and judgment on the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof. Any award rendered in such arbitration shall be final and non-appealable.

(b)     EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE ANCILLARY DOCUMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER

PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (ii) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.5(b).

Section 7.6     Assignability. This Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and permitted assigns. Except as hereinafter set forth, neither party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other party. Notwithstanding the foregoing, (i) Seller may assign any or all of its rights and obligations hereunder to one or more of its affiliates or to any subsequent purchaser of Seller or any of its affiliates (whether by merger, consolidation, sale of stock, sale of assets or otherwise), provided that Seller shall be jointly and severally liable with such assignee for such obligations and (ii) Purchaser may assign any or all of its rights and obligations hereunder to one or more of its affiliates or to any subsequent purchaser of Purchaser or any of its affiliates (whether by merger, consolidation, sale of stock, sale of assets or otherwise), provided that Purchaser shall be jointly and severally liable with such assignee for such obligations.

Section 7.7     Waivers and Amendments. Any term or provision of this Agreement may be waived at any time by the party that is entitled to the benefits thereof, and any term or provision of this Agreement may be amended or supplemented at any time by the mutual consent of the parties hereto, except that any waiver of any term or condition, or any amendment or supplementation, of this Agreement must be in writing. A waiver of any breach or failure to enforce any of the terms or conditions of this Agreement shall not in any way affect, limit or waive a party’s rights hereunder at any time to enforce strict compliance thereafter with every term or condition of this Agreement.

Section 7.8     Third-Party Rights. This Agreement shall not create benefits on behalf of any third party or any other Person except for the rights of Seller Indemnitees and Purchaser Indemnitees pursuant to Article VI hereof, and this Agreement shall be effective only as between the parties hereto (including the Purchaser Indemnitees and Seller Indemnitees with respect to Article VI hereof), their successors and permitted assigns.

Section 7.9     Entire Agreement. This Agreement (including the Exhibits, Schedules, documents and instruments referred to herein) and the provisions of the Confidentiality and Non-Disclosure Agreement (the “NDA”) dated August 8, 2017 among Seller, Crown Crafts, Inc. and AngelcareSassy, Inc. (except to the extent relating to the Purchased Assets, the Assumed Liabilities or the Eligible Employees) constitute the entire agreement, and supersede and replace all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof. There are no representations, warranties, covenants, conditions or other agreements, express or implied, legal or conventional, collateral, statutory or otherwise, between the parties in connection with the subject matter of this Agreement except as specifically set forth herein and in the NDA (except to the extent relating to the Purchased Assets, the Assumed Liabilities or the Eligible Employees), and neither party has relied or is relying on any other information, discussion or understanding in entering into and completing the transactions contemplated in this Agreement.

Section 7.10     Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, then such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Except as provided in Section 4.5(f), upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 7.11     Press Releases and Public Announcements. Neither party hereto shall issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written approval of the other party hereto; provided, however, that Purchaser (or its parent) may make all filings required by applicable Law or the Nasdaq stock exchange, and issue a press release in the form of Exhibit G attached hereto (the “Press Release”).

Section 7.12     Specific Enforcement. Each party hereto acknowledges and agrees that the other party would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any breach by either party of any covenant or agreement of such party contained in this Agreement could not be adequately compensated in all cases by monetary damages alone. Accordingly, in addition to any other right or remedy to which either party hereto may be entitled, at law or in equity, it shall be entitled to enforce any covenant or agreement of the other party contained in this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking.

[Signature page follows.]

IN WITNESS WHEREOF, Seller and Purchaser have each caused this Agreement to be executed and delivered as of the date first written above.

SELLER:

SASSY 14, LLC

By:	/s/ Maurice Pinsonnault
Name:	Maurice Pinsonnault
Title:	President & Secretary

PURCHASER:

HAMCO, INC.

By:	/s/ E. Randall Chestnut
Name:	E. Randall Chestnut
Title:	President

[Signature Page to Asset Purchase Agreement]